SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                           (Amendment No. ______)(1)


                             Tremont Advisers, Inc.
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    89472901
                                 (CUSIP Number)

                                  Nicola Meaden
                           c/o Tremont Advisers, Inc.
                                555 Fremd Avenue
                               Rye, New York 10580
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                               - with copies to -

                             Stephen Rosenberg, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                 March 11, 2000
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

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CUSIP No. 89472901                   13D                       Page 2 of 5 Pages

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________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Nicola Meaden
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Inapplicable
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    286,473
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    286,473
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     286,473
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
     Inapplicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------

CUSIP No.    89472901                                        Page 3 of 5 Pages

---------------------                                        -------------------

ITEM 1    Security and Issuer

     Title of Class of Securities

          Class B common stock $.01 par value per share (the "Shares")

     Name and Address of Issuer

          Tremont Advisers, Inc. ("Tremont" or the "Issuer")
          555 Theodore Fremd Avenue
          Rye, New York  10580

ITEM 2    Identity and Background

(a)  Nicola Meaden ("Ms. Meaden")

(b)  c/o Tremont Advisers, Inc.
     555 Theodore Fremd Avenue
     Rye, New York  10580

(c) Ms. Meaden is a Director of the Issuer and the Chief Executive Officer of one of the Issuer's subsidiaries. The Issuer's address is set forth in Item 1 above.

(d) During the past five years Ms. Meaden has not been convicted in a criminal proceeding.

(e) During the past five years Ms. Meaden has not been a party to a civil proceeding as a result of which she is subject to a judgment, decree or final order enjoining her from or mandating activities subject to federal or state securities laws, or finding her in violation of such laws.

(f)  United Kingdom

ITEM 3    Source and Amount of Funds or Other Consideration

          Of the 286,473 Shares owned by Ms. Meaden,:

          o 80,212 were acquired from the Company in connection with the Company's acquisition of Ms. Meaden's stock in Tass Investment Research Limited.

          o 120,936 Shares are subject to options granted to Ms. Meaden by the Company which became exercisable on March 11, 1999.

          o 1,250 Shares are subject to options granted to Ms. Meaden under the Company's 1998 Stock Option Plan which became exercisable on December 9, 1999.

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CUSIP No. 89472901                                             Page 4 of 5 Pages

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          o    84,075 Shares are subject to options granted to Ms. Meaden by the
               Company which became exercisable on March 11, 2000.

ITEM 4    Purpose of Transaction

The purpose of the transactions reported by this Schedule D is investment in the securities of the Issuer. Ms. Meaden is a Director of the Issuer and the Chief Executive Officer of one of the subsidiaries of the Issuer and, as such, is eligible to be granted options to purchase additional shares of the Issuer's Class B Common Stock under its 1998 Stock Option Plan. Other than as described above, Ms. Meaden does not have any plans or proposals, which would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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CUSIP No. 89472901                                             Page 5 of 5 Pages

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     (j)  any action similar to any of those enumerated above.

ITEM 5    Interest in Securities of the Issuer

          (a)-(b) As of the date of this Schedule 13-D, Ms. Meaden owns 286,473 shares of the Issuer's Class B Common Stock, representing approximately 6.8% of the Issuer's Class B Common Stock outstanding as of March 2, 2000 (based upon information obtained from the Issuer's latest Form 10-KSB).

          (c)  Inapplicable.

          (d)  Inapplicable.

          (e)  Inapplicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               None.


ITEM 7    Material to Be Filed as Exhibits


               None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          April 11, 2000
                                                     ---------------------------
                                                              (Dated)

                                                         /s/ Nicola Meaden
                                                     ---------------------------
                                                            (Signature)

                                                             Director
                                                     ---------------------------
                                                              (Title)